EXHIBIT 1

           Sherritt Coal Partnership II Announces Bid for Fording Inc.

Toronto - October 21, 2002. Sherritt Coal Partnership II, a partnership of Sherritt International Corporation (Sherritt) [TSX: S] and Ontario Teachers' Pension Plan (Teachers'), today announced its intention to make a cash takeover bid to purchase all of the outstanding shares of Fording Inc. [TSX and NYSE:
FDG] (approximately 51.3 million shares outstanding) for C$29.00 per share (approximately equal to US$18.45). The total value of the transaction is C$1.6 billion (approximately equal to US$1.0 billion), comprised of C$1.5 billion in equity, including the value of the 6.2% of Fording shares already owned by Teachers', and C$128 million net debt. This offer price will provide Fording shareholders with a 25% premium to the 20-day average closing stock price of Fording.

The offer will be subject to Fording shareholders tendering a minimum of 66 2/3% of the outstanding shares of Fording and will also be subject to normal conditions and regulatory approvals. The offer will be open for acceptance by Fording shareholders for a period of 60 days and will be made by means of a takeover bid circular to be mailed shortly to shareholders.

Sherritt Coal Partnership II is also considering supplementing its offer to give Fording shareholders the opportunity to receive certificates exchangeable for income fund trust units for all or a portion of their Fording shares. The new income trust, if formed, would create value by combining the metallurgical coal assets owned by the Luscar Energy Partnership, a joint venture of Sherritt and Teachers', with the metallurgical coal assets of Fording. The integration of these assets, which are in contiguous locations in British Columbia's Elk Valley, would represent a significant opportunity to optimize mine production, reduce costs and better serve the customers of Fording and Luscar.

"The offer provides Fording shareholders with a premium on their investment and, if offered, the income trust would provide the opportunity to participate in the upside potential of the metallurgical assets," said Sherritt's Chairman Ian W. Delaney. "This transaction will also strengthen the position of Canada as a prime supplier of hard coking coal to global markets."

"As long-term investors, we like this transaction because it provides real long-term value to all stakeholders. This is a premium cash offer and, if an income trust were to be offered, it would be an attractive way to own certain of these assets, given the long life nature of the reserves and the substantial free cash flow they generate," added Brian J. Gibson, Senior Vice-President of Global Active Equities for Teachers'. "We have developed a strong relationship with Sherritt in the Luscar Energy Partnership and look forward to the synergies this offer will provide."

Sherritt International Corporation is a widely held, diversified Canadian resource company that operates in Canada and internationally. Sherritt's 97.7 million restricted voting shares and C$600 million 6% convertible debentures trade on The Toronto Stock Exchange under the symbols S and S.DB, respectively.

Teachers', one of Canada's largest financial institutions and a member of the Canadian Coalition for Good Governance, has net assets of C$68 billion. With a solid track record of investment in Canada and worldwide, Teachers' has achieved an 11.7 percent average rate of return since its investment program began in 1990. Teachers' invests to secure the retirement income of approximately 154,000 elementary and secondary school teachers and 88,500 retired teachers and their families. The pension plan is co-sponsored by the Ontario government and the plan members who are represented by the Ontario Teachers' Federation.

This news release contains forward-looking statements. These forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events. These forward-looking statements are subject to risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

This news release does not constitute an offer to sell securities in any jurisdiction.

Interactive Conference Call Notice

Ian W. Delaney, Chairman of Sherritt International Corporation and Brian J. Gibson, Senior Vice-President of Global Active Equities, Ontario Teachers' Pension Plan will be available for a conference call at 10:30 a.m. (eastern time), Monday October 21, 2002.

There will be no presentation materials for the call.

Teleconference dial in particulars are as follows:

Please call in 15 minutes prior to the call.

For the live call please dial:

Toll Free:    1-877-823-6611

or listen to the web cast live at: www.sherritt.com

For the PostViewTM of the call, please dial:

Toronto and area: 416-640-1917              Access code:      217221#
Outside Toronto:  1-877-289-8525            Access code:      217221#

or listen to the web cast archive at: www.sherritt.com
                                      ----------------

The PostViewTM  will be available until midnight October 28, 2002

For further information please contact Sherritt Coal Partnership II Investor
Relations:
Ernie Lalonde
(416) 934-7655